EXHIBIT 2

FIRST AMENDMENT

TO

ASSET PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO ASSET PURCHASE AGREEMENT (this “Amendment”) is made this 2nd day of May, 2008 by and among (i) Amneal Pharmaceuticals of New York, LLC, a Delaware limited liability company (“Buyer”), (ii) Interpharm Holdings, Inc., a Delaware corporation, and Interpharm, Inc., a New York corporation (collectively, “Company”), and (iii) the shareholders of Company indicated as “Majority Shareholders”on thesignature pages hereto (the “Majority Shareholders”). All capitalized terms used in this Amendment and not otherwise defined in this Amendment shall have the respective meanings ascribed to them in that certain Asset Purchase Agreement dated as of April 24, 2008 (the “Purchase Agreement”) by and among the parties.

RECITALS:

WHEREAS, as an inducement not to exercise its termination rights pursuant to Section 7.1(e) of the Purchase Agreement, Buyer requires that Company agree to amend certain terms and conditions of the Purchase Agreement, all on the terms and conditions set forth herein.

AGREEMENT:

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

1.	Modifications of Purchase Agreement.

1.1           Modification of Purchase Price and Base Cash Amount. Section 2.5(a) of the Purchase Agreement is hereby deleted and replaced with the following:

“(a)         Amount of Purchase Price. In full and complete consideration for the acquisition of the Acquired Assets, at the Closing Buyer shall (i) pay to Company the sum of Sixty One Million Six Hundred Thousand Dollars ($61,600,000.00) (the “Base Cash Amount”), as adjusted pursuant to Section 2.6 below (the Base Cash Amount, as so adjusted, the “Closing Cash Amount”), (ii) deliver to the Escrow Agent the Escrow Amount, and (iii) assume the Assumed Liabilities as set forth in Section 2.3 hereof (clauses (i)-(iii) collectively, the “Purchase Price”).”

1.2           Modifications to Company Indemnity Obligations. Section 8.1 of the Purchase Agreement is hereby modified to add the following new subsections:

“(vii)      all reasonable attorneys fees and disbursements or other Losses incurred by Buyer and its Representatives in connection with any pending litigation against the Acquired Assets or the Business which is not set forth on Schedule 2.3(c) (after giving effect to any amendments to said schedule effected in accordance with Section 2.3(c)); provided, however, that in the event that there are more than Two Hundred Thousand Dollars ($200,000) of attorneys’ fee and disbursements, no amount no amount in excess of Two Hundred Thousand Dollars ($200,000) shall be released to Buyer therefor without Company’s written consent, which consent shall not be unreasonably withheld; and in the event that Company reasonably withholds such consent, then Company shall be obligated to provide, at Company’s sold cost and expense, legal counsel reasonably acceptable to Buyer to represent Buyer in connection with any such pending litigation;

(viii)       any failure by any Employee or IP Contractor who has contributed to or participated in the conception and development of Sellers Intellectual Property (that is not Licensed Intellectual Property) on behalf of Sellers to either (A) be and have been a party to an enforceable arrangement or agreement with Sellers in accordance with applicable law that has accorded Sellers full, effective, exclusive and original ownership of all tangible property and Intellectual Property thereby arising, or (B) have executed appropriate instruments of assignment in favor of Sellers as assignee that have conveyed to Sellers effective and exclusive ownership of all tangible property and Intellectual Property thereby arising;

(ix)          any brokers fees, commissions or similar payments to Greiner-Maltz Company of Long Island, Inc. or any its Affiliates with respect to the sale of the Facility or otherwise;

(x)           any failure by Company to pay costs, to the extent such payment is required by Section 6.1(b) of the Purchase Agreement, to remedy deficiencies which Buyer has notified Company (in accordance with Section 6.1(b) of the Purchase Agreement) would be an impediment to the transfer to Buyer of Company’s Drug Enforcement Agency controlled substances Permit; or

(xi)          any costs of product recalls, which recalls occur within one hundred eighty (180) days from the Closing Date, for product lots which were manufactured prior to the Closing Date.”

1.3          Additional Covenants. The Purchase Agreement is hereby modified to add the following new Section 5.12:

“5.12.	Additional Covenants.

(a)           Company shall, prior to Closing and at Company’s sole cost, cause each of Buyer and Amneal Pharmaceuticals, LLC to be added as additional insureds to Company’s tail insurance coverage.

(b)           Company shall, not later than five (5) Business Days prior to Closing, take such action as may be necessary to dismiss with prejudice its first cause of action (titled ‘Rescission of Contract Due to Fraudulent Misrepresentation/Concealment’) in its complaint filed November 2, 2007 in Interpharm, Inc. v. Watson Laboratories, Inc. (Index No: 4600-CV-07, U.S. District Court, Eastern District of New York).

(c)           Company shall, prior to Closing and at Company’s sole cost, remove all Materials of Environmental Concern (including, at the request of Buyer, hormonal and controlled substances) from all Sellers Real Property, except that for purposes of this Section 5.12(c) only, Inventory shall not be deemed Materials of Economic Concern.”

1.4           Basket and Ceiling. Notwithstanding anything to the contrary in the Purchase Agreement or this Amendment, Company’s indemnification obligations under clauses (vii) through (xi) of Section 8.1 and, to the extent arising from a breach of Section 5.12 of the Purchase Agreement or Section 3 of this Amendment, under clause (ii) of Section 8.1 shall be subject to the Basket and the Ceiling.

1.5           EPA Notice of Violation. Section 6.2(q) of the Purchase Agreement is hereby amended to add the following at the end of the first sentence:

“In the event that any violation raised by the U.S. Environmental Protection Agency in such notice also exists as a condition at any other Sellers Real Property, Company shall have resolved, to Buyer’s reasonable satisfaction, all such conditions at such other Sellers Real Property.”

1.6          Information Statement; Public Announcement; SEC Filings. The first sentence of Section 5.10 of the Purchase Agreement shall be deleted and replaced with the following:

“Not more than 17 calendar days after the Signing Date, Company shall file with the SEC an Information Statement on Schedule 14C (the “Information Statement”) containing the information required by the Exchange Act with respect to the Transaction Written Consent and the transactions contemplated by this Agreement.”

1.7           Certain Employee Arrangements.        Section 9.1(a) of the Purchase Agreement shall be deleted and replaced with the following:

“Not less than fifteen (15) after the Signing Date, Buyer will provide to Company a list identifying the number of the Employees that will be offered employment (each, a “Specified Employee”) as Buyer determines satisfy Buyer’s needs and hiring criteria (which shall be not less than fifty percent (50%) of Sellers’ employees). Prior to (but conditioned upon) the Closing, Buyer shall offer each of the Specified Employees engagement or employment with Buyer. Other than the Specified Employees, Buyer shall have no obligation to engage or hire any Seller Employees.”

1.8          Amendment to Real Estate Lease Agreement. Section 9.5 of the Purchase Agreement shall be deleted in its entirety.

1.9          Conditions to Buyer’s Obligations – No Material Adverse Effect. Section 6.2(j) of the Purchase Agreement shall be deleted and replaced with the following:

“(j)           No Material Adverse Effect. Since the date of the Most Recent Balance Sheet , there shall not have been (i) any change resulting in a Material Adverse Effect, or (ii) any damage, destruction or loss affecting the assets, properties, business, operations or condition of Company or any other Seller or the Business, whether or not covered by insurance, which could reasonably be expected to result in a Material Adverse Effect, or (iii) any FDA Inspection which discloses items that could reasonably be expected to materially and adversely affect Buyer’s ability to manufacture at the Facility or sell one or more Products which, individually or in the aggregate, have resulted in revenues to the Company of in excess of $5 million in the twelve months prior to the Closing and which have been FDA approved.”

1.10        Conditions to Buyer’s Obligations – Tax Clearance Certificates. Section 6.2(m) of the Purchase Agreement shall be deleted in its entirety.

1.11       Covenant - Tax Clearance. The Purchase Agreement is hereby modified to add the following new Section 5.13:

“5.13       Tax Clearance Certificates.     At Company’s sole expense, it shall use its best efforts to deliver to Buyer Tax Clearance Certificates from the New York Department of Taxation and Finance by the Closing, and, if not by such date, as soon as practicable thereafter.”

2. 2.1	Modifications to Schedules. Modifications to Schedule 2.1(c). Schedule 2.1(c) to the Purchase

Agreement is hereby amended to add all receivables or other payment obligations owed to Company by Leiner Health Products or its subsidiaries.

2.2           Modifications to Schedule 2.3(c). Schedule 2.3(c) to the Purchase Agreement is hereby deleted in its entirety and replaced with Schedule 2.3(c) hereto.

2.3           Allocation of the Purchase Price. Schedule 2.7 to the Purchase Agreement is hereby deleted and replaced with the following:

“Each of Company and Buyer covenants to endeavor to negotiate in good faith and use its diligent efforts to reach mutual agreement on the terms of this Schedule 2.7 at least five (5) Business Days prior to the Closing Date.”

3.	Additional Covenants.

3.1          Transaction Written Consent. On or before the date of signing of this Amendment, the Company shall have delivered to Buyer executed copies of (i) a binding written consent approving this Amendment and its execution and delivery, and of Company’s consummation of each of the transactions contemplated hereby, signed by the holders of (A) a majority of the outstanding shares of the Series A-1 Preferred Stock, (B) all of the outstanding shares of the Series D-1 Preferred Stock, and (C) a majority of the outstanding shares of the Common Stock; and (ii) reasonable evidence as to the approval by Company’s Board of Directors of this Amendment and its execution and delivery, and of Company’s consummation of each of the transactions contemplated hereby.

3.2           Remediation Plan. Company shall deliver to Buyer, within two (2) Business Days of the date of this Amendment, a plan for remediation of all conditions that are required to be remedied under Section 6.2(q) of the Purchase Agreement for each of the Sellers Real Property, as amended by this Amendment (the “Remediation Plans”). Buyer and Company shall each endeavor to negotiate in good faith, within three (3)) Business Days after receipt by Buyer of the Remediation Plans, any reasonable changes requested by Buyer to the Remediation Plans. Upon the parties final agreement as to the Remediation Plans, it will be annexed hereto as Exhibit A and Sellers’ compliance with the Remediation Plans shall be deemed to satisfy all of the conditions under Section 6.2(q) of the Purchase Agreement, as amended by this Amendment.

3.3          Connection to Public Sewerage System. Company shall, within two (2) days of the date of this Amendment, at its sole expense, deliver to Buyer all materials (including, without limitation, correspondences, engineering details, reports, plans, studies, and contact information to engineers and attorneys retained and/or used by Company) with respect to or in connection with the Company’s analysis, efforts and ability to connect with the local sewage system for the Facility. Buyer shall have until 5:00 p.m. Eastern time on May 16, 2008 to review said materials, contact the county and appropriate municipalities and utility providers, retain and consult with in-house and third party consultants, interview Company’s engineering staff and its third party consultants and attorneys (and Company shall, within such two (2) day period, instruct such engineering staff, consultants and attorneys to openly discuss with Buyer and its representatives all of such materials and their respective efforts and analysis in connection with such sewerage system connection) to analyze and assess Buyer’s ability to obtain the applicable permits for such sewage system connection, the timing thereof, capacity issues, and feasibility. In the event that Buyer determines, in its reasonable discretion, that it will be unable to obtain any such required permits, or that the sewage capacity required by Buyer for maximum utilization of the Facility will be insufficient, or that the time within which it can obtain such permits and construct the sewage system connection is unacceptable to Buyer, then Buyer may terminate the Purchase Agreement pursuant to Section 7.1(e) thereof (and solely for purposes hereof, the Due Diligence Period shall be deemed to be extended to May 16, 2008 at 5:00 p.m. Eastern time).

4.             Miscellaneous. Except as amended pursuant to this Amendment, the Purchase Agreement (including the Schedules and Exhibits thereto) remains in effect in all respects. The provisions of Article X of the Purchase Agreement, to the extent applicable, are hereby incorporated herein by reference.

[SIGNATURES ON NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to Asset Purchase Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

Buyer:

AMNEAL PHARMACEUTICALS OF
NEW YORK, LLC

By:	/s/ Chirag Patel
Name: Chirag Patel
Title: President and Managing Member

Company:

INTERPHARM HOLDINGS, INC.

By:	/s/ Peter Giallorenzo
Name: Peter Giallorenzo
Title: COO/CFO

INTERPHARM, INC.

By:	/s/ Peter Giallorenzo
Name: Peter Giallorenzo
Title: COO/CFO

Majority Shareholders:

TULLIS-DICKERSON CAPITAL FOCUS
III, L.P.

By:	Tullis-Dickerson Partners III, L.L.C.
its general partner
By:	/s/ Joan P. Neuscheler
Name: Joan P. Neuscheler
Title: Principal

Majority Shareholders (continued)

AISLING CAPITAL II, L.P.

By:	AISLING CAPITAL PARTNERS,
LP, its General Partner

By:	AISLING CAPITAL PARTNERS,
LLC, its General Partner
By:	/s/ Dennis J. Purcell
Name: Dennis J. Purcell
Title: Sr. Managing Director

RAJS HOLDINGS I, LLC

By:	/s/ Perry Sutaria
Name: Perry Sutaria
Title: Manager

RAVIS HOLDINGS I, LLC

By:	/s/ Bhupatlal Sutaria
Name: Bhupatlal K. Sutaria
Title: Managing Member

P&K HOLDINGS I, LLC

By:	/s/ Perry Sutaria
Name: Perry Sutaria
Title: Manager

By:	/s/ Maganlal Sutaria
Name: Maganlal K. Sutaria

By:	/s/ Perry Sutaria
Name: Perry Sutaria

Schedule 2.3(c)

Assumed Liabilities – Pending Litigation

1.    Forest. Forest Laboratories v. Interpharm Holdings, Inc. and Interpharm, Inc., No. 08-52, District Court of Delaware.

The dollar amount ascribed to the liability of this pending litigation shall be zero dollars ($0).

2.    Breckenridge. Breckenridge Pharmaceutical, Inc v. Interpharm Holdings, Inc. and Interpharm, Inc. (Index No. 08-CV-03479, U.S. District Court, Southern District of New York).

The sum of $2,000,000 shall be the dollar amount ascribed to the liability of this pending litigation, and the Base Cash Amount shall be reduced by said amount as a Cash Amount Adjustmentin accordance with Section 2.6(a)(ii) of the Purchase Agreement, but subject to the provisions below; provided, however, that such ascribed dollar amount (and the resulting Cash Amount Adjustment) shall be zero dollars ($0) in the event that, prior to the Closing, Company and Breckenridge shall enter into an irrevocable settlement agreement (in form and substance as approved by Buyer in writing, in its reasonable discretion) with regard to said pending litigation (a “Settlement”): (i) providing that neither Breckenridge, Centrix or their respective affiliates shall, directly or indirectly, prohibit or restrict (including, without limitation, by way of asserting any rights to profit sharing, royalties or other payments or asserting any rights to confidentiality of pricing or customer information) any of the Buyer or its affiliates, successors or assigns from developing, manufacturing, marketing or selling any esterified estrogens and methyltestosterone products or derivatives thereof (the “EE-MT Products”) to any Person (including, without limitation, to any customers of Breckenridge, Centrix or their respective affiliates, successors or assigns); or (ii) on such terms as are accepted by Buyer in writing.

3.    Tris. On April 18, 2008, the Company received a letter from counsel to Tris Pharma, Inc. (“Tris”) annexed hereto alleging breaches of that certain Agreement dated October 4, 2006 between Tris and Company pertaining to certain liquid form products, as amended (the “Liquids Agreement”), and that certain Agreement dated February 24, 2005 between Tris and Company pertaining to certain solid form products, as amended (the “Solids Agreement”).

The sum of $3,000,000 shall be the dollar amount ascribed to the liability of this dispute, and the Base Cash Amount shall be reduced by said amount as a Cash Amount Adjustmentin accordance with Section 2.6(a)(ii) of the Purchase Agreement; provided, however, that such ascribed dollar amount (and the resulting Cash Amount Adjustment) shall be zero dollars ($0) in the event that, prior to the Closing, Company and Tris shall enter into a settlement agreement (in form and substance as approved by Buyer in writing, in its sole discretion) with regard to said dispute (i) providing:

(a)

that neither Company nor Tris shall, directly or indirectly, prohibit or restrict the other party or its affiliates or assigns (including, without limitation, by way of asserting any rights to profit sharing, royalties or other payments) from developing, manufacturing, marketing or selling any of the liquid or solid products which were the subject of the Liquids Agreement or the Solids Agreement, whether such products are or were undeveloped, in development, the subject of filed ANDAs or otherwise;

(b)

With respect to the Tris Owned Products (as defined below), the Company shall return to Tris all product information, details and technology generated or created solely by Tris with respect to such Tris Owned Products;

(c)

that with respect to each of the Company Owned Products (as defined below), subject to paragraph (a) above, Company shall own all rights to the Company Owned Products and Tris shall grant to the Company a fully paid-up, irrevocable, transferable, perpetual, royalty-free right and license, within the United States and its territories and possessions, with the right to grant sublicenses, in and to all know-how, technology, processes, and data owned or licensed by Tris which is useful to manufacture, market, promote, distribute and sell the Company Owned Products, and Company shall own and shall retain in its name the ANDAs pertaining thereto, including without limitation the right of reference to the Drug Master Files included in such ANDAs.;

(d)

that with respect to each of the Tris Owned Products, subject to paragraph (a) above, Tris shall own all rights and technology to the Tris Owned Products and the Company shall grant to Tris a fully paid-up, irrevocable, transferable, perpetual, royalty-free right and license, within the United States and its territories and possessions, with the right to grant sublicenses, in and to all know-how, technology, processes, and data owned or licensed by the Company which is useful to manufacture, market, promote, distribute and sell the Tris Owned Products and Tris shall retain in its name the ANDAs pertaining thereto, including without limitation the right of reference to the Drug Master Files included in such ANDAs;

(e)	for the avoidance of doubt, all limits on the use or disclosure of product detail information shall be subject to customary confidentiality exclusions such as information in the public domain;

(f)	for a full and mutual release of all claims arising under the Liquids Agreement and the Solids Agreement; and

(g)	that all rights under any such settlement agreement shall be assignable to Company’s successors and assigns;

or (ii) on such terms as may be accepted by Buyer in writing.

“Company Owned Products” means all AB rated generic alprazolam extended release tablets, AB rated generic phenytoin sodium extended release capsules and AB rated generic ibuprofen softgel capsules. “Tris Owned Products” means all products that are not Company Owned products that are the subject of the Liquids or Solids Agreements.